UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 333-143694

(Check one)	☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: April 30, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

PATIENT ACCESS SOLUTIONS, INC.
Full Name of Registrant:

Former Name if Applicable:

245 Marcus Blvd.
Address of Principal Executive Office (Street and Number):

Hauppauge, NY 11788
City, State and Zip Code:

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-Q for the quarter ended April 30, 2008, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant’s management’s dedication of such management’s time to business matters. This has taken a significant amount of management’s time away from the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for the quarter ended April 30, 2008.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph I. Emas	(305)	531-1174
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PATIENT ACCESS SOLUTIONS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

June 16, 2008	By	/s/ Bruce Weitzberg
Bruce Weitzberg
Chief Executive Officer